Exhibit 99.1

Medigus: Polyrizon Commenced a Pre-Clinical Study Testing Several Formulations of its Bio-Gel for Protection against Coronavirus

OMER, Israel, April 12, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that Polyrizon Ltd. (which Medigus owns 33.24% of its share capital), a private company engaged in developing highly differentiated biological gels for the purpose of protecting patients against biological threats and external pathogens, commenced a pre-clinical trial to examine its bio-gel efficacy to protect against coronavirus infection.

Polyrizon develops an innovative technology, designed to safely prevent allergens and virus intrusion through the upper airways and eye cavities. Polyrizon’s technology is comprised of a bio-gel that is applied topically, and can be formulated both for wet and dry administration.

Polyrizon plans on testing a number of different formulations of its highly differentiae biological gel for protection against coronavirus. Polyrizon plans to also, and on screening several new formulations designed to prevent coronavirus from effecting epithelial cells.

The trial results will provide guidance to Polyrizon for future regulatory process, as well as refine its existing formulations, and facilitate in the determination of which formulation is the most promising.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing Polyrizon’s intention on testing a several formulations of its biological gel for protection against coronavirus, Polyrizon’s purpose of screening several new formulations and the implications of the trial results on Polyrizon’s regulatory process and pathway. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Polyrizon are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com